Exhibit 99.2

THE GROWHUB LIMITED

incorporated in the Cayman Islands

Company No. 408949

(the Company)

FORM OF PROXY CARD

EXTRAORDINARY GENERAL MEETINGS

(the Meetings)

5 August 2026

The undersigned hereby appoints the Chairman of the Meetings as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares (Class A Shares) and/or Class B Ordinary Shares (Class B Shares) in the Company which the undersigned is entitled to vote at the Meetings of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” all proposals of the Meetings.

RESOLUTIONS	For	Against	Abstain
1. EXTRAORDINARY GENERAL MEETING OF THE HOLDERS OF CLASS A SHARES

1a. Special resolution

To consider and approve, by a special resolution by class consent, as holders of Class A Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital (as defined below, and all other requisite class consents being obtained, the adoption by the Company of the third amended and restated memorandum and articles of association of the Company, in the form provided in the following link:
https://www.transhare.com/growhub
(the Amended MAA) in replacement of the second amended and restated memorandum and articles of association as adopted on 2 October 2024.

2. EXTRAORDINARY GENERAL MEETING OF THE HOLDERS OF CLASS B SHARES

2A. SPECIAL RESOLUTION

To consider and approve, by a special resolution by class consent, as holders of Class B Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital and all other requisite class consents being obtained, the adoption by the Company of the Amended MAA.

3. EXTRAORDINARY GENERAL MEETING OF ALL SHAREHOLDERS

3A. SPECIAL RESOLUTION

To consider and approve, by a special resolution, subject to and conditional upon approval by the shareholders of the Increase of Share Capital and all requisite class consents being obtained, the adoption by the Company of the Amended MAA;

3B. ORDINARY RESOLUTION

To consider and approve, by an ordinary resolution, the increase in the authorised share capital of the Company

FROM: US$50,000 divided into 75,000,000 Class A Shares of par value US$0.0005 each and 25,000,000 Class B Shares of par value US$0.0005 each

TO: US$2,525,000 divided into 5,000,000,000 Class A Shares of par value US$0.0005 each and 50,000,000 Class B Shares of par value US$0.0005 each

(the Increase of Share Capital).

3C. ORDINARY RESOLUTION

Following the approval of the Increase of Share Capital, to consider and approve, by an ordinary resolution, a reverse share split to the Company’s authorised issued and unissued Class A Shares and Class B Shares by way of a consolidation (the Share Consolidation) at an exchange ratio which is no greater than 1:200 (the Further Revised RS Ratio) such that the number of authorised issued and unissued Class A Shares and Class B Shares are decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A Shares and Class B Shares are increased by the Further Revised RS Ratio (together, the Further Revised Reverse Share Split), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of 1:200, in each case, as determined by the Directors at their discretion within a period of 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split.

3D. ORDINARY RESOLUTION

To consider and approve, by an ordinary resolution, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares and Class B Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares and Class B Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

3E. ORDINARY RESOLUTION

To consider and approve, by an ordinary resolution, the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Increase of Share Capital and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Dated:

BY: _________________________

SHAREHOLDER

(for individual shareholders)

BY: _________________________

AUTHORISED SIGNATORY

ACTING FOR AND ON BEHALF OF THE SHAREHOLDER

(for corporate shareholders)

Annex – Form of Third Amended and Restated Memorandum and Articles of Association

NOTES

1	A shareholder entitled to attend and vote at the Meetings may appoint a proxy to attend and, on a poll, vote in place of the shareholder. A proxy need not be a shareholder of the Company. If the appointor is a company, this form must be executed under its common seal or the hand of a duly authorised officer.

2	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

3	In the case of joint holders, any holder may sign this form.

4	Any alterations made in this form must be initialled.

5	If you were a shareholder of record of the Company’s Class A Shares and/or Class B Shares on the Record Date, being close of business on 30 June 2026 (U.S. Eastern Time), you may vote by submitting a proxy or in person at the Meetings not less than 48 hours before the time for holding the Meetings or adjourned Meetings at which the proxy is to be used. Each Class A Share that you own in your name entitles you to one (1) vote, and each Class B Share that you own in your name entitles you to ten (10) votes, in each case, on the applicable proposals. You may submit your proxy by the following options.

(a)	by Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “The Growhub Limited.”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number.

(b)	by Email, please email your signed proxy card to Proxy@Transhare.com;

(c)	by fax, please fax your signed proxy card to: +1 (727) 269 5616; or

(d)	by mail, please sign, date and mail your signed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater, FL 33764

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

6	Delivery of the form of proxy shall not preclude a shareholder from attending and voting in person at the Meetings or upon the poll concerned and in such event, the form of proxy shall be deemed to be revoked.